SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of Operations for the three months ended June 30,2010 (Tuesday, August 3, 2010)

Contact: IR Group Kubota Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Phone : +81-6-6648-2645 Facsimile : +81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, AUGUST 3, 2010)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED

JUNE 30, 2010 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, August 3, 2010 — Kubota Corporation reported its consolidated results for the three months ended June 30, 2010 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the three months ended June 30, 2010

(1) Results of operations	(In millions of yen except per common share amounts)
	Three months ended Jun. 30, 2010	Change [%]	Three months ended Jun. 30, 2009	Change [%]
Revenues	¥199,227	2.0	¥195,326	(25.4)
Operating income	¥18,116	76.3	¥10,276	(70.3)
Income before income taxes and equity in net income of affiliated companies	¥19,419	80.7	¥10,749	(71.3)
Net income attributable to Kubota Corporation	¥10,750	93.4	¥5,557	(72.3)
Net income attributable to Kubota Corporation per common share
Basic	¥8.45		¥4.37
Diluted	¥8.45		¥4.37

Note : Change[%] represents percentage change from the corresponding period in the prior year.

(2) Financial position	(In millions of yen except per common share amounts)
	Jun. 30, 2010	Mar. 31, 2010
Total assets	¥1,385,292	¥1,409,033
Equity	¥670,962	¥671,619
Kubota Corporation shareholders’ equity	¥623,899	¥626,397
Ratio of Kubota Corporation shareholders’ equity	45.0%	44.5%
Kubota Corporation shareholders’ equity per common share	¥490.56	¥492.51

2. Cash dividends

	(In yen)
	Cash dividends per common share
	Interim	Year end	Total
Year ended March 31, 2010	¥7.00	¥5.00	¥12.00
Year ending March 31, 2011	Undecided	Undecided	Undecided

Note : Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. Specific amount of cash dividends for the year ending March 31, 2011 is undecided at this time and the Company will inform the amount as soon as a decision is made.

Kubota Corporation

and Subsidiaries

3. Anticipated results of operations for the year ending March 31, 2011

	(In millions of yen except per common share amounts)
	Six months ending Sep. 30, 2010	Change [%]	Year ending Mar. 31, 2011	Change [%]
Revenues	¥450,000	1.2	¥1,000,000	7.5
Operating income	¥40,000	20.7	¥90,000	29.1
Income before income taxes and equity in net income of affiliated companies	¥41,500	24.7	¥90,000	22.5
Net income attributable to Kubota Corporation	¥24,000	24.3	¥52,000	22.9
Net income attributable to Kubota Corporation per common share	¥18.87		¥40.89

Note : Change[%] represents percentage change from the corresponding period in the prior year.

Please refer to page 5 for further information related to the above mentioned anticipated results of operations.

4. Other information

(1)	Changes in material subsidiaries : None

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements : Please refer to “2. Other information” on page 6.

(3)	Changes in accounting principles, procedures, and presentations for consolidated financial statements

a)	Changes due to the revision of accounting standards : None

b)	Changes in matters other than a) above : None

(4) Number of shares outstanding including treasury stock as of June 30, 2010	:	1,285,919,180
Number of shares outstanding including treasury stock as of March 31, 2010	:	1,285,919,180
Number of treasury stock as of June 30, 2010	:	14,116,244
Number of treasury stock as of March 31, 2010	:	14,072,545
Weighted average number of shares outstanding during the three months ended June 30, 2010	:	1,271,821,378
Weighted average number of shares outstanding during the three months ended June 30, 2009	:	1,272,041,078

(*Information on status of the quarterly review by the independent auditor)

This release is not reviewed or audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to the quarterly review. As of the date of this release, the Company’s consolidated financial statements for the three months ended June 30, 2010 are under procedure of the quarterly review.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Index to Accompanying Materials

1.	Review of operations and financial condition		4

	(1)	Summary of the results of operations for the three months under review	4

	(2)	Financial condition	5

	(3)	Prospect for the fiscal year under review	5

2.	Other information		6

	(1)	Changes in material subsidiaries	6

	(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements	6

	(3)	Changes in accounting principles, procedures and presentations for consolidated financial statements	6

3.	Consolidated financial statements		7

	(1)	Consolidated balance sheets	7

	(2)	Consolidated statements of income	8

	(3)	Consolidated statements of cash flows	9

	(4)	Notes to assumption for going concern	10

	(5)	Consolidated segment information	10

	(6)	Consolidated statements of changes in equity	11

4.	Reference data		12

	(1)	Consolidated revenues by reporting segment	12

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1) Summary of the results of operations for the three months under review

For the three months ended June 30, 2010, revenues of Kubota Corporation and subsidiaries (hereinafter, the “Company”) increased ¥3.9 billion [2.0%], to ¥199.2 billion from the corresponding period in the prior year.

Domestic revenues decreased ¥2.1 billion [2.1%], to ¥98.6 billion, due to decreases in revenues in Water & Environment Systems and Social Infrastructure, while revenues in Farm & Industrial Machinery and Other increased. Overseas revenues increased ¥6.0 billion [6.4%], to ¥100.6 billion, because a substantial increase in revenues in Farm & Industrial Machinery made up for decreases in revenues in other segments.

Operating income increased ¥7.8 billion [76.3%], to ¥18.1 billion from the corresponding period in the prior year, due to an increase in revenues in Farm & Industrial Machinery and company-wide cost-cutting efforts. Income before income taxes and equity in net income of affiliated companies increased ¥8.7 billion [80.7%], to ¥19.4 billion. Income taxes were ¥7.2 billion [representing an effective tax rate of 37.2%], and net income increased ¥5.5 billion [81.5%], to ¥12.2 billion. Net income attributable to Kubota Corporation was ¥10.8 billion, ¥5.2 billion [93.4%] higher than the corresponding period in the prior year.

Review of operations by reporting segment

1) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines and construction machinery.

Revenues in this segment were ¥148.0 billion, 9.7 % higher than the corresponding period in the prior year, comprising 74.3 % of consolidated revenues.

Domestic revenues increased 6.4%, to ¥54.4 billion. Sales of farm equipment increased on the back of steady demand and as a result of aggressive sales promotion activities. Sales of engines and construction machinery also increased due to rebound in demand.

Overseas revenues increased 11.7%, to ¥93.6 billion. In North America, sales of tractors and engines in the U.S. increased against the background of recovery in demand. On the other hand, sales of all products in Canada decreased affected by stagnated demand. In Europe, sales of construction machinery substantially increased due to the market upturn. Sales of engines also increased steadily. In Asia outside Japan, sales of farm equipment increased favorably. Sales of construction machinery also increased.

Operating income in Farm & Industrial Machinery increased 82.5%, to ¥21.3 billion due to increased revenues and cost reductions.

2) Water & Environment Systems

Water & Environment Systems comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental plants, pumps and other products).

Revenues in this segment decreased 20.7%, to ¥30.7 billion from the corresponding period in the prior year, comprising 15.4 % of consolidated revenues.

Domestic revenues decreased 15.1%, to ¥27.7 billion. Sales of pipe-related products such as ductile iron pipes and plastic pipes decreased due to sluggish demand. Sales of environment-related products also decreased mainly due to a decrease in sales of water and sewage treatment engineering and pumps. Overseas revenues decreased 50.3%, to ¥3.1 billion. Sales of ductile iron pipes for the Middle East market and valves decreased.

Operating income in Water & Environment Systems decreased 95.1%, to ¥0.1 billion due to decreased revenues and price hike of raw materials.

Kubota Corporation

and Subsidiaries

3) Social Infrastructure

Social Infrastructure consists of industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, and air-conditioning equipment.

Revenues in this segment decreased 6.1%, to ¥15.1 billion from the corresponding period in the prior year, comprising 7.6 % of consolidated revenues.

Domestic revenues decreased 6.1%, to ¥11.1 billion. Sales of industrial castings decreased. Sales of spiral welded steel pipes also decreased due to declines of sales price. On the other hand, sales of vending machines, electronic equipped machinery, and air-conditioning equipment increased. Overseas revenues decreased 6.1%, to ¥3.9 billion, mainly due to a decrease in sales of industrial castings.

Operating income in Social Infrastructure decreased 52.2%, to ¥0.5 billion mainly due to decreased revenues and tightening competition.

4) Other

Other comprises construction, services and other businesses.

Revenues in this segment decreased 2.3%, to ¥5.5 billion from the corresponding period in the prior year, comprising 2.7 % of consolidated revenues. The decrease was mainly due to a decline in sales of services, while sales of construction increased.

Operating income in Other increased 18.4%, to ¥0.3 billion.

(2) Financial condition

Assets, liabilities and equity

Total assets at the end of June 2010 amounted to ¥1,385.3 billion, a decrease of ¥23.7 billion from the end of March 2010. As for current assets, cash and cash equivalents, and notes and accounts receivable substantially decreased, while inventories increased. Investments and long-term finance receivables decreased due to a decline of the stock market.

As for liabilities, current liabilities largely decreased mainly due to decreases in accounts payable and income tax payable in other current liabilities.

Equity decreased slightly because an increase of accumulated other comprehensive loss, which resulted from a decrease in unrealized gains on securities, exceeded an increase in retained earnings and noncontrolling interests. Shareholders’ equity ratio was 45.0%, 0.5 percentage points higher than the prior year end.

Cash flows

Net cash provided by operating activities during the three months under review was ¥3.7 billion, an increase of ¥8.0 billion of cash inflow from the corresponding period in the prior year. This increase was mainly due to an increase in net income.

Net cash used in investing activities was ¥3.6 billion, an increase of ¥6.5 billion of cash outflow from the corresponding period in the prior year. This increase was mainly due to large decreases in proceeds from sales and redemption of investments.

Net cash used in financing activities was ¥10.0 billion, an increase of ¥9.0 billion of cash outflow from the corresponding period in the prior year, mainly due to a decrease in fund-raising.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of June 2010 was ¥101.4 billion, a decrease of ¥10.0 billion from the beginning of the year.

(3) Prospect for the fiscal year under review

The forecasts of the anticipated results of operations for the year ending March 31, 2011, which were announced on May 11, 2010, remain unchanged.

The forecasts are based on the assumption of an exchange rate of ¥90=US$1.

Kubota Corporation

and Subsidiaries

2. Other information

(1) Changes in material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

Income tax expense for the three months ended June 30, 2010 was calculated using reasonably estimated annual effective tax rate for this fiscal year.

(3) Changes in accounting principles, procedures and presentations for consolidated financial statements

None

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	Jun. 30, 2010		Mar. 31, 2010		Change	Jun. 30, 2009
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	101,405		111,428		(10,023)	68,141
Notes and accounts receivable	350,776		372,076		(21,300)	367,319
Short-term finance receivables-net	104,520		104,840		(320)	100,124
Inventories	184,009		172,323		11,686	207,726
Other current assets	60,253		60,161		92	66,673

Total current assets	800,963	57.8	820,828	58.3	(19,865)	809,983	58.1

Investments and long-term finance receivables	314,519	22.7	321,724	22.8	(7,205)	301,099	21.6

Property, plant, and equipment	219,645	15.9	220,893	15.7	(1,248)	227,382	16.3

Other assets	50,165	3.6	45,588	3.2	4,577	54,595	4.0

Total	1,385,292	100.0	1,409,033	100.0	(23,741)	1,393,059	100.0

Liabilities and Equity	(In millions of yen)
	Jun. 30, 2010		Mar. 31, 2010		Change	Jun. 30, 2009
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	88,351		88,333		18	122,695
Notes and accounts payable	154,066		157,949		(3,883)	142,033
Other current liabilities	102,875		122,524		(19,649)	118,869
Current portion of long-term debt	70,832		71,432		(600)	67,465

Total current liabilities	416,124	30.1	440,238	31.2	(24,114)	451,062	32.4

Long-term liabilities:
Long-term debt	248,150		243,333		4,817	238,940
Accrued retirement and pension costs	37,910		40,177		(2,267)	54,255
Other long-term liabilities	12,146		13,666		(1,520)	9,837

Total long-term liabilities	298,206	21.5	297,176	21.1	1,030	303,032	21.7

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	89,241		89,241		—	93,048
Legal reserve	19,539		19,539		—	19,539
Retained earnings	481,692		477,303		4,389	449,441
Accumulated other comprehensive loss	(41,356)		(34,491)		(6,865)	(39,035)
Treasury stock	(9,287)		(9,265)		(22)	(9,101)

Total Kubota Corporation shareholders’ equity	623,899	45.0	626,397	44.5	(2,498)	597,962	42.9
Noncontrolling interests	47,063	3.4	45,222	3.2	1,841	41,003	3.0

Total equity	670,962	48.4	671,619	47.7	(657)	638,965	45.9

Total	1,385,292	100.0	1,409,033	100.0	(23,741)	1,393,059	100.0

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Three months ended Jun. 30, 2010		Three months ended Jun. 30, 2009		Change		Year ended Mar. 31, 2010
	Amount	%	Amount	%	Amount	%	Amount	%

Revenues	199,227	100.0	195,326	100.0	3,901	2.0	930,644	100.0
Cost of revenues	142,838	71.7	145,805	74.7	(2,967)	(2.0)	681,374	73.2
Selling, general, and administrative expenses	38,184	19.2	38,960	19.9	(776)	(2.0)	179,352	19.3
Other operating expenses	89	0.0	285	0.1	(196)	(68.8)	216	0.0

Operating income	18,116	9.1	10,276	5.3	7,840	76.3	69,702	7.5

Other income (expenses):
Interest and dividend income	1,552		1,433		119		3,381
Interest expense	(458)		(642)		184		(2,127)
Gain on nonmonetary exchange of securities	2,774		－		2,774		－
Gain on sales of securities-net	1		247		(246)		1,821
Foreign exchange gain (loss) -net	(1,317)		775		(2,092)		2,894
Other-net	(1,249)		(1,340)		91		(2,188)

Other income, net	1,303		473		830		3,781

Income before income taxes and equity in net income of affiliated companies	19,419	9.7	10,749	5.5	8,670	80.7	73,483	7.9

Income taxes	7,217		3,740		3,477		25,977

Equity in net income (loss) of affiliated companies	21		(275)		296		402

Net income	12,223	6.1	6,734	3.4	5,489	81.5	47,908	5.1

Less: Net income attributable to noncontrolling interests	1,473		1,177		296		5,582

Net income attributable to Kubota Corporation	10,750	5.4	5,557	2.8	5,193	93.4	42,326	4.5

Net income attributable to Kubota Corporation per common share	(In yen)

Basic	8.45		4.37				33.28

Diluted	8.45		4.37				33.28

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of cash flows

	(In millions of yen)
	Three months ended Jun. 30, 2010	Three months ended Jun. 30, 2009	Change

Operating activities:
Net income	12,223	6,734
Depreciation and amortization	6,590	7,030
Gain on nonmonetary exchange of securities	(2,774)	—
Deferred income taxes	3,524	866
Decrease in notes and accounts receivable	21,259	29,878
Decrease (increase) in inventories	(11,796)	4,740
Increase in other current assets	(1,512)	(10,074)
Decrease in trade notes and accounts payable	(4,308)	(43,691)
Decrease in income taxes payable	(18,325)	(1,127)
Decrease in other current liabilities	(1,737)	(832)
Decrease in accrued retirement and pension costs	(2,390)	(154)
Other	2,945	2,302

Net cash provided by (used in) operating activities	3,699	(4,328)	8,027

Investing activities:
Purchases of fixed assets	(5,153)	(4,735)
Proceeds from sales of property, plant, and equipment	438	117
Proceeds from sales and redemption of investments	6	5,368
Increase in finance receivables	(35,444)	(31,176)
Collection of finance receivables	36,134	34,065
Other	441	(752)

Net cash provided by (used in) investing activities	(3,578)	2,887	(6,465)

Financing activities:
Proceeds from issuance of long-term debt	21,007	33,655
Repayments of long-term debt	(18,573)	(10,918)
Net decrease in short-term borrowings	(6,020)	(14,806)
Cash dividends	(6,361)	(8,907)
Purchases of treasury stock	(11)	(20)
Other	(37)	(2)

Net cash used in financing activities	(9,995)	(998)	(8,997)

Effect of exchange rate changes on cash and cash equivalents	(149)	1,075	(1,224)

Net decrease in cash and cash equivalents	(10,023)	(1,364)
Cash and cash equivalents at beginning of period	111,428	69,505

Cash and cash equivalents at end of period	101,405	68,141	33,264

Kubota Corporation

and Subsidiaries

(4) Notes to assumption for going concern

None

(5) Consolidated segment information

1) Reporting segments

Three months ended June 30, 2010

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	148,004	30,721	15,050	5,452	—	199,227
Intersegment	10	271	548	2,722	(3,551)	—
Total	148,014	30,992	15,598	8,174	(3,551)	199,227
Operating income	21,283	77	502	302	(4,048)	18,116

Three months ended June 30, 2009

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
Revenues
External customers	134,959	38,753	16,031	5,583	—	195,326
Intersegment	20	211	547	2,751	(3,529)	—
Total	134,979	38,964	16,578	8,334	(3,529)	195,326
Operating income	11,660	1,565	1,051	255	(4,255)	10,276

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at values that approximate market prices.

2) Geographic segments

Information for revenues from external customers by destination

	(In millions of yen)
	Three months ended Jun. 30, 2010	Three months ended Jun. 30, 2009
Japan	98,635	100,765
North America	35,428	35,645
Europe	19,203	17,258
Asia	38,518	32,963
Other Areas	7,443	8,695
Total	199,227	195,326

Notes:

1. Revenues from North America include those from the United States of ¥28,225 million and ¥26,685 million for the three months ended June 30, 2010 and 2009, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(6) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation shareholders’ equity						Non- controlling interests	Total equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance at April 1, 2010	1,271,847	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619
Net income					10,750			1,473	12,223
Other comprehensive income (loss)						(6,865)		409	(6,456)
Cash dividends paid to Kubota Corporation shareholders, ¥5 per share					(6,361)				(6,361)
Cash dividends paid to noncontrolling interests								(97)	(97)
Purchases and sales of treasury stock	(44)						(22)		(22)
Changes in ownership interests in subsidiaries and others								56	56
Balance at June 30, 2010	1,271,803	84,070	89,241	19,539	481,692	(41,356)	(9,287)	47,063	670,962

Kubota Corporation

and Subsidiaries

4. Reference data

(1) Consolidated revenues by reporting segment

	(In millions of yen)
	Three months ended Jun. 30, 2010		Three months ended Jun. 30, 2009		Change		Year ended Mar. 31, 2010
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	132,997	66.8	123,061	63.0	9,936	8.1	561,165	60.3
Domestic	50,862		47,789		3,073	6.4	212,712
Overseas	82,135		75,272		6,863	9.1	348,453
Construction Machinery	15,007	7.5	11,898	6.1	3,109	26.1	55,561	5.9
Domestic	3,571		3,391		180	5.3	16,924
Overseas	11,436		8,507		2,929	34.4	38,637
Farm & Industrial Machinery	148,004	74.3	134,959	69.1	13,045	9.7	616,726	66.2
Domestic	54,433	27.3	51,180	26.2	3,253	6.4	229,636	24.6
Overseas	93,571	47.0	83,779	42.9	9,792	11.7	387,090	41.6
Pipe-Related Products	21,747	10.9	28,061	14.3	(6,314)	(22.5)	144,465	15.5
Domestic	19,713		22,754		(3,041)	(13.4)	127,658
Overseas	2,034		5,307		(3,273)	(61.7)	16,807
Environment-Related Products	8,974	4.5	10,692	5.5	(1,718)	(16.1)	78,484	8.5
Domestic	7,939		9,823		(1,884)	(19.2)	70,439
Overseas	1,035		869		166	19.1	8,045
Water & Environment Systems	30,721	15.4	38,753	19.8	(8,032)	(20.7)	222,949	24.0
Domestic	27,652	13.9	32,577	16.6	(4,925)	(15.1)	198,097	21.3
Overseas	3,069	1.5	6,176	3.2	(3,107)	(50.3)	24,852	2.7
Social Infrastructure	15,050	7.6	16,031	8.2	(981)	(6.1)	63,293	6.8
Domestic	11,136	5.6	11,864	6.1	(728)	(6.1)	47,026	5.1
Overseas	3,914	2.0	4,167	2.1	(253)	(6.1)	16,267	1.7
Other	5,452	2.7	5,583	2.9	(131)	(2.3)	27,676	3.0
Domestic	5,414	2.7	5,144	2.7	270	5.2	26,904	2.9
Overseas	38	0.0	439	0.2	(401)	(91.3)	772	0.1
Total	199,227	100.0	195,326	100.0	3,901	2.0	930,644	100.0
Domestic	98,635	49.5	100,765	51.6	(2,130)	(2.1)	501,663	53.9
Overseas	100,592	50.5	94,561	48.4	6,031	6.4	428,981	46.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: August 3, 2010	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Executive Officer
General Manager of Finance & Accounting Department